Filed by CBOT Holdings, Inc.

Subject Company – CBOT Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

File No. 333-72184

The following letter was distributed to CBOT members after business hours on March 17, 2004.

March 17, 2004

Dear Fellow Members,

The CBOT is seeking an advisory vote of all its members regarding the proposed settlement of the lawsuit involving the allocation of equity in a restructured CBOT. While this advisory vote will be non-binding, the CBOT believes that the vote will benefit the court and the litigants in this matter by demonstrating the level of member support for this settlement proposal.

Background:  As you may recall, this lawsuit is a class action brought by certain AMs, GIMs, COMs and IDEMs on behalf of all such AMs and membership interest holders against certain Full Members representing the class of all Full Members. The dispute originally arose in 2000 in response to the CBOT’s proposed plan to restructure into a for-profit company and distribute shares among its various classes of members.1 The trial court granted summary judgment on behalf of the defendant Full Members in mid-2002, ruling that plaintiffs had failed to show any basis for their allegation that Full Members owe a fiduciary duty to other classes of members in connection with the allocation vote. Plaintiffs appealed that decision to the Illinois Appellate Court which reversed the trial court’s decision in July, 2003. At that point, with the prospect of a further lengthy review by the Illinois Supreme Court, followed by possible further protracted hearing in the trial court, plaintiffs’ counsel and counsel for the CBOT Board of Directors intensified settlement discussions. Counsel for the Full Member defendants was kept informed of the settlement efforts.

Proposed settlement:  Those settlement discussions resulted in the Settlement Agreement which the CBOT and plaintiffs announced in late January. Under the proposed terms of the settlement, the CBOT would allocate approximately 77.65 percent of the equity ownership in a restructured CBOT to Full Members, and approximately 22.35 percent of equity ownership would be divided among the remaining member classes. The terms of the proposed settlement outline that the Associate Members and GIM, IDEM and COM membership interest holders will receive an allocation of equity ownership in a restructured CBOT out of the 22.35 percent referred to above. Based on the current number of members in each member class, their respective interests would be in accordance with the following formula: Associate Members would receive 16.3 percent of equity ownership, IDEMs 1.43 percent, GIMs 1.3 percent and COMs 3.27 percent.

1 In preparing the CBOT’s initial restructuring proposal, the Board of Directors formed a separate Independent Allocation Committee made up of public, non-member directors to develop recommendations for a fair allocation of equity among CBOT members. Using its own legal and financial advisors, the Independent Allocation Committee recommended to the Board that it allocate approximately 88 percent of the shares to Full Members and approximately 12 percent of the shares to Associate Members and GIM, IDEM and COM members. The Board adopted the Independent Allocation Committee’s recommendation.

In addition, the CBOT also agreed to provide Associate Members, GIMs, IDEMs and COMs with certain protections related to their trading rights and privileges, including protections related to future dues and transaction fees and the contracts that these classes of members are currently entitled to trade. For example, these rights include a provision that would, subject to certain limitations, provide Associate Members and GIM, IDEM and COM membership interest holders the continuing right to trade the same contracts they currently trade in the absence of an affirmative vote of the class of member affected by a proposed change.

Recent developments: Since the CBOT is not a party to the lawsuit, the CBOT filed a motion to intervene in the pending litigation and jointly filed with plaintiffs a request that the matter be remanded to the trial court for the purpose of effectuating the compromise reached in the Settlement Agreement.

Unfortunately, counsel for the defendant Full Members opposed both motions and instead filed a petition for leave to appeal the Appellate Court decision to the Illinois Supreme Court. The Supreme Court denied our motions and is expected to rule on defendants’ petition for review within the next two weeks. If the Supreme Court grants defendants’ petition, its review of the case could take many months. If the Court rejects that petition, the case will be remanded to the trial court for the purposes of a fairness hearing on the original allocation.

In the interim, we continue to explore all avenues of settlement. A resolution of this matter is extremely important for the CBOT, since a final settlement will unite all members to focus on our top priorities: overcoming competitive challenges and moving forward with the Exchange’s restructuring plan. We believe our settlement efforts will be considerably aided by an advisory vote of our members in favor of settlement as outlined herein.

Board recommendation: The Board recommends that you indicate your support of the previously announced Settlement Agreement described above by voting “YES”. Please submit your Advisory Ballot as noted in the enclosed voting instructions.

Sincerely,

/S/    CHARLES P. CAREY

Charles P. Carey

While CBOT Holdings, Inc. (CBOT Holdings) has filed with the SEC a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of The City of Chicago, Inc. (CBOT), it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC’s web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.